

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 24, 2013

<u>Via E-mail</u>
Neil K. Warma
President and Chief Executive Officer
Opexa Therapeutics, Inc.
2635 Technology Forest Blvd.
The Woodlands, TX 77381

      Re: Opexa Therapeutics, Inc.
              Response letter dated January 14, 2013
              File No. 333-185738

Dear Mr. Warma:

      We have reviewed your response to our January 9, 2013 letter filed January 14, 2013 and have the following comment.

      Please respond to this letter by withdrawing your registration statement and filing a new registration statement pursuant to the comment included below. Where you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

<u>General</u>

1. We have reviewed your response to prior comment 1. Please note that if the principal market for your common stock is no longer available for trading your securities, then a material term of the agreement, the pricing mechanism, has failed and it should terminate the agreement, rather than allow Lincoln Park to delay or reject a drawdown. Accordingly, please withdraw the registration statement, amend your $15,000,000 Purchase Agreement to be consistent with the above note and register the amended equity line agreement on a new Form S-1.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Karen Ubell, Staff Attorney, at (202) 551-3873, Jennifer Riegel, Special Counsel, at (202) 551-3575 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Jennifer Riegel for

Jeffrey P. Riedler
Assistant Director

cc: <u>Via E-mail</u>
Patty M. DeGaetano
Pillsbury Winthrop Shaw Pittman LLP